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                               Sound Advice, Inc.
                            1901 Tigertail Boulevard
                         Fort Lauderdale, Florida 33004



                                        November 28, 2000

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

         Re:    Sound Advice, Inc.
                Registration Statement on Form S-1
                File No. 333-36552

Ladies and Gentlemen:

         Pursuant to Rule 477 under the Securities Act of 1933, as amended, Sound Advice, Inc. (the "Company") hereby respectfully requests the withdrawal of its Registration Statement on Form S-1 (File No. 333-36552) (the "Registration Statement"), effective immediately. The Registration Statement is being withdrawn due to adverse market conditions affecting the Company's proposed offering. We hereby advise you that none of the securities covered by the Registration Statement have been offered or sold.



                                       Very truly yours,

                                       Sound Advice, Inc.

                                       /s/  Kenneth L. Danielson
                                       -----------------------------------------
                                       Kenneth L. Danielson, Chief Financial
                                       Officer (Principal Accounting Officer)